Exhibit 4.6

CERTIFICATE OF AMENDMENT OF

CERTIFICATE OF INCORPORATION

OF

PUMATECH, INC.

The undersigned hereby certifies that:

1.    He is the duly elected and acting President of Pumatech, Inc., a Delaware corporation.

2.    The Certificate of Incorporation of this corporation was originally filed with the Secretary of State of Delaware on August 8, 1996 under the name Puma Technology Delaware Corporation.

3.    Pursuant to Section 242 of the General Corporation Law of the State of Delaware, this Certificate of Amendment of Certificate of Incorporation amends paragraph A. of Article FOURTH of this corporation’s Certificate of Incorporation to read in its entirety as follows:

“A.    The total number of shares of all classes of stock which the Corporation shall have authority to issue is One Hundred Sixty Two Million (162,000,000) consisting of One Hundred Sixty Million (160,000,000) shares of Common Stock, par value one-tenth of one cent ($0.001) per share (the “Common Stock”), and Two Million (2,000,000) shares of Preferred Stock, par value one-tenth of one cent ($0.001) per share (the “Preferred Stock”).”

4.    The foregoing Certificate of Amendment has been duly adopted by this corporation’s Board of Directors and stockholders in accordance with the applicable provisions of Sections 242 and 222 of the General Corporation Law of the State of Delaware.

Executed at San Jose, California, on February 3, 2004.

/s/ WOODSON HOBBS

Woodson Hobbs, President